Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Administrator:

Chris Nuxoll 312.904.1023
christopher.nuxoll@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT31CBT
Monthly Data	
File Name:	SAT31CBT_201105_3.ZIP

Closing Date:	25-Sep-03
First Payment Date:	27-Oct-03
Rated Final Payment: Date:	25-Jul-13

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

WAC: 3.900000%

Grantor Trust

Class / CUSIP	Original Face Value (1)	Opening Balance / Factor per $ 1000	Principal Payment / Factor per $ 1000	Principal Adj. or Loss / Factor per $ 1000	Negative Amortization / Factor per $ 1000	Closing Balance / Factor per $ 1000	Interest Payment (2) / Factor per $ 1000	Interest Adjustment / Factor per $ 1000	Pass-Through Rate / Next Rate(3)
Units	25,000,000.00	24,000,000.00	0.00	0.00	0.00	24,000,000.00	104,649.17	0.00	5.2324583330%
12496DAA5		960.000000000	0.000000000	0.000000000	0.000000000	960.000000000	4.185966800	0.000000000	5.2324583300%
Total	25,000,000.00	24,000,000.00	0.00	0.00	0.00	24,000,000.00	104,649.17	0.00	

Total P&I Payment	104,649.17

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Cash Reconciliation Summary

Interest Summary

Interest Summary	
Current Scheduled Interest	104,649.17
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	104,649.17
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	1,260.00
Total	1,260.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	105,909.17
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(1,260.00)
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	(1,260.00)
Total Interest Due Certs	104,649.17

Principal Summary

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	105,909.17
Remittance P&I Due Certs	104,649.17

Pool Balance Summary

	Balance	Count
Beginning Pool	24,000,000.00	24
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	24,000,000.00	24

Servicing Fee Summary

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Bond Interest Reconciliation

Class	Accrual Method Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
Units	30/360 30	5.2324583330%	104,649.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	104,649.17	104,649.17	0.00	0.00	NA	NA
			104,649.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	104,649.17	104,649.17	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Other Related Information

Underlying Issuer and Underlying Security	Interest Rate	Principal Amount Underlying Securit	Interest Payment Dates	Payment to the Trust
Wal-Mart Stores; Inc. 4.55% Notes due 2013	4.550%	1,000,000.00	May 1 2011 / Nov 1 2011	22,750.00
Bank of America Corporation 4.875% Senior Notes due 2013	4.875%	1,000,000.00	Jul 15 2011 / Jan 15 2012	0.00
Bank One Corporation 5.25% Subordinated Notes due 2013	5.250%	1,000,000.00	Jul 30 2011 / Jan 30 2012	0.00
BB&T Corporation 4.75% Subordinated Notes due 2012	4.750%	1,000,000.00	Oct 1 2011 / Apr 1 2012	0.00
Boeing Capital Corporation 5.80% Senior Notes due 2013	5.800%	1,000,000.00	Jul 15 2011 / Jan 15 2012	0.00
Campbell Soup Company 5.00% Notes dues 2012	5.000%	1,000,000.00	Jun 3 2011 / Dec 3 2011	0.00
Citigroup Inc. 5.625% Subordinated Notes dues 2012	5.625%	1,000,000.00	Aug 27 2011 / Feb 27 2012	0.00
ConocoPhillips 4.75% Notes due 2012	4.750%	1,000,000.00	Oct 15 2011 / Apr 15 2012	0.00
Consolidated Edison Company of New York; Inc. 5.625% Debentures; Series 2	5.625%	1,000,000.00	Jul 1 2011 / Jan 1 2012	0.00
Credit Suisse First Boston (USA); Inc. 6.50% Notes due January 15; 2012	6.500%	1,000,000.00	Jul 15 2011 / Jan 15 2012	0.00
Dominion Resources; Inc. 2002 Series C 5.70% Senior Notes due 2012	5.700%	1,000,000.00	Sep 17 2011 / Mar 17 2012	0.00
The Dow Chemical Company 6% Notes due 2012	6.000%	1,000,000.00	Oct 1 2011 / Apr 1 2012	0.00
Duke Energy Corporation 5.625% Senior Notes due 2012	5.625%	1,000,000.00	May 30 2011 / Nov 30 2011	0.00
Ford Motor Credit Company 7.250% GlobLs due October 25; 2011	7.250%	1,000,000.00	Oct 25 2011 / Apr 25 2012	36,250.00
General Electric Company 5% Notes due 2013	5.000%	1,000,000.00	Aug 1 2011 / Feb 1 2012	0.00
General Motors Acceptance Corporation 6.875% Notes due August 28; 2012	6.875%	1,000,000.00	Aug 28 2011 / Feb 28 2012	0.00
The Goldman Sachs Group; Inc. 4.750% Notes due 2013	4.750%	1,000,000.00	Jul 15 2011 / Jan 15 2012	0.00
John Deere Capital Corporation 5.10% Global Debentures due January 15; 201	5.100%	1,000,000.00	Jul 15 2011 / Jan 15 2012	0.00
Johnson & Johnson 3.80% Debentures due May 15; 2013	3.800%	1,000,000.00	May 15 2011 / Nov 15 2011	19,000.00
Limited Brands; Inc. 6.125% Notes due December 1; 2012	6.125%	1,000,000.00	Jun 1 2011 / Dec 1 2011	0.00
Marsh and McLennan Companies; Inc. 4.850% Senior Notes due 2013	4.850%	1,000,000.00	Aug 15 2011 / Feb 15 2012	0.00
Merck & Co.; Inc. 4.375% Notes due 2013	4.375%	1,000,000.00	Aug 15 2011 / Feb 15 2012	0.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Other Related Information

Underlying Issuer and Underlying Security	Interest Rate	Principal Amount Underlying Securit	Interest Payment Dates	Payment to the Trust
SBC Communications Inc. 5.875% Global Notes due August 15; 2012	5.875%	1,000,000.00	Aug 15 2011 / Feb 15 2012	0.00
Verizon Virginia Inc. 4.625% Debentures; Series A; due 2013	4.625%	1,000,000.00	Sep 15 2011 / Mar 15 2012	0.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Other Related Information

Underlying Issuer and Underlying Security	CUSIP	Fitch	Moody's	S&P
Wal-Mart Stores; Inc. 4.55% Notes due 2013	931142BT9	AA	Aa2	AA
Bank of America Corporation 4.875% Senior Notes due 2013	060505AX2	A+	A2	A
Bank One Corporation 5.25% Subordinated Notes due 2013	06423AAS2	A+	A1	A
BB&T Corporation 4.75% Subordinated Notes due 2012	054937AD9	A	A3	A-
Boeing Capital Corporation 5.80% Senior Notes due 2013	097014AH7	A	A2	A
Campbell Soup Company 5.00% Notes dues 2012	134429AR0	A	A2	A
Citigroup Inc. 5.625% Subordinated Notes dues 2012	172967BP5	A	Baa1	A-
ConocoPhillips 4.75% Notes due 2012	20825CAE4	A	A1	A
Consolidated Edison Company of New York; Inc. 5.625% Debentures; Ser	209111DZ3	A-	A3	A-
Credit Suisse First Boston (USA); Inc. 6.50% Notes due January 15; 2012	22541LAC7	AA-	Aa1	A+
Dominion Resources; Inc. 2002 Series C 5.70% Senior Notes due 2012	257469AF3	BBB+	Baa2	A-
The Dow Chemical Company 6% Notes due 2012	260543BR3	BBB	Baa3	BBB
Duke Energy Corporation 5.625% Senior Notes due 2012	264399EF9	A	A3	A-
Ford Motor Credit Company 7.250% GlobLs due October 25; 2011	345397TY9	BB-	Ba2	BB-
General Electric Company 5% Notes due 2013	369604AY9	NR	Aa2	AA+
General Motors Acceptance Corporation 6.875% Notes due August 28; 201	370425SEI	NR	NR	NR
The Goldman Sachs Group; Inc. 4.750% Notes due 2013	38141GDK7	A+	A1	A
John Deere Capital Corporation 5.10% Global Debentures due January 15; 2	244217BK0	NR	A2	A
Johnson & Johnson 3.80% Debentures due May 15; 2013	478160AM6	AAA	Aaa	AAA
Limited Brands; Inc. 6.125% Notes due December 1; 2012	532716AH0	BB	Ba2	BB+
Marsh and McLennan Companies; Inc. 4.850% Senior Notes due 2013	571748AJ1	BBB	Baa2	BBB+
Merck & Co.; Inc. 4.375% Notes due 2013	589331AH0	A+	Aa2	AA

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date: 25-May-11
Payment Date: 25-May-11
Prior Payment: 25-Apr-11
Next Payment: 27-Jun-11
Record Date: 24-May-11

Other Related Information

Underlying Issuer and Underlying Security	CUSIP	Fitch	Moody's	S&P
SBC Communications Inc. 5.875% Global Notes due August 15; 2012	78387GAK9	A	A2	A-
Verizon Virginia Inc. 4.625% Debentures; Series A; due 2013	92345NAA8	A	Baa1	A-

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Morgan Stanley Capital Services Inc.	78,000.00	
CBT Series 2003-1 Units Trust	105,909.17	5.295%

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
Units	12496DAA5	NR	A3	A-		Ba1 3/18/11	BB- 4/21/09

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-May-11
Payment Date:	25-May-11
Prior Payment:	25-Apr-11
Next Payment:	27-Jun-11
Record Date:	24-May-11

Disclaimer

On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.